UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

 voxeljet AG

(Name of Issuer)

 American Depositary Shares, each representing one-fifth of an ordinary share with a nominal value of €1.00 per share

(Title of Class of Securities)

 92912L 107

(CUSIP Number)

 December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92912L 107		13G

1.	Names of Reporting Persons Technologie Beteiligungsfonds Bayern GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 183,625 ordinary shares, which, if deposited, would represent 918,125 American Depositary Shares (“ADSs”)*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 183,625 ordinary shares, which, if deposited, would represent 918,125 ADSs*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,625 ordinary shares, which, if deposited, would represent 918,125 ADSs

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%**

12.	Type of Reporting Person FI

*      Represents shares held directly by Technologie Beteiligungsfonds Bayern GmbH & Co. KG.

**   Percentage of class calculation is based on 3,120,000 ordinary shares outstanding, which, if deposited, would represent 15,600,000 ADSs.  This number reflects ordinary shares outstanding as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on October 18, 2013, relating to the Issuer’s registration statement on Form F-1, as amended (Registration No. 333-191213).

CUSIP No. 92912L 107		13G

1.	Names of Reporting Persons Technologie Beteiligungsfonds Bayern Verwaltungs GmbH

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 183,625 ordinary shares, which, if deposited, would represent 918,125 American Depositary Shares (“ADSs”)*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 183,625 ordinary shares, which, if deposited, would represent 918,125 ADSs*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,625 ordinary shares, which, if deposited, would represent 918,125 ADSs

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%**

12.	Type of Reporting Person FI

*      Represents shares held directly by Technologie Beteiligungsfonds Bayern GmbH & Co. KG.  Technologie Beteiligungsfonds Bayern Verwaltungs GmbH is the general partner of Technologie Beteiligungsfonds Bayern GmbH & Co. KG and, as such, may be deemed to indirectly beneficially own such shares.  Roman Huber and Dr. Georg Ried are the managing directors of Technologie Beteiligungsfonds Bayern Verwaltungs GmbH and have shared power to vote, hold and dispose of the shares held by it.

**   Percentage of class calculation is based on 3,120,000 ordinary shares outstanding, which, if deposited, would represent 15,600,000 ADSs.  This number reflects ordinary shares outstanding as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on October 18, 2013, relating to the Issuer’s registration statement on Form F-1, as amended (Registration No. 333-191213).

CUSIP No. 92912L 107	13G
SCHEDULE 13G
Item 1(a).	Name of Issuer: voxeljet AG
Item 1(b).	Address of Issuer’s Principal Executive Offices: Paul-Lenz Straße 1b 86316 Friedberg, Germany

Item 2(a).	Name of Person Filing: Technologie Beteiligungsfonds Bayern GmbH & Co. KG Technologie Beteiligungsfonds Bayern Verwaltungs GmbH
Item 2(b).

Address of Principal Business Office:

Technologie Beteiligungsfonds Bayern GmbH & Co. KG — Ländgasse 135 a, 84028 Landshut, Germany

Technologie Beteiligungsfonds Bayern Verwaltungs GmbH — Ländgasse 135 a, 84028 Landshut, Germany

Item 2(c).	Citizenship: Technologie Beteiligungsfonds Bayern GmbH & Co. KG — Federal Republic of Germany Technologie Beteiligungsfonds Bayern Verwaltungs GmbH — Federal Republic of Germany
Item 2(d).	Title of Class of Securities: American Depositary Shares (“ADSs”), each representing one-fifth of an ordinary share with a nominal value of €1.00 per share
Item 2(e)	CUSIP Number: 92912L 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

CUSIP No. 92912L 107			13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 183,625 ordinary shares, which, if deposited, would represent 918,125 ADSs*
	(b)	Percent of class: 5.9%**
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 183,625 ordinary shares, which, if deposited, would represent 918,125 ADSs*
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 183,625 ordinary shares, which, if deposited, would represent 918,125 ADSs*

*                                    Represents shares held directly by Technologie Beteiligungsfonds Bayern GmbH & Co. KG.  Technologie Beteiligungsfonds Bayern Verwaltungs GmbH is the general partner of Technologie Beteiligungsfonds Bayern GmbH & Co. KG and, as such, may be deemed to indirectly beneficially own such shares.  Roman Huber and Dr. Georg Ried are the managing directors of Technologie Beteiligungsfonds Bayern Verwaltungs GmbH and have shared power to vote, hold and dispose of the shares held by it.

**                             Percentage of class calculation is based on 3,120,000 ordinary shares outstanding, which, if deposited, would represent 15,600,000 ADSs.  This number reflects ordinary shares outstanding as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on October 18, 2013, relating to the Issuer’s registration statement on Form F-1, as amended (Registration No. 333-191213).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. 92912L 107	13G

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2014.

TECHNOLOGIE BETEILIGUNGSFONDS BAYERN GMBH & CO. KG

	By:	TECHNOLOGIE BETEILIGUNGSFONDS BAYERN VERWALTUNGS GMBH, its General Partner

		By:	/s/ ROMAN HUBER
			Name:	Roman Huber
			Title:	Managing Director

		By:	/s/ DR. GEORG RIED
			Name:	Dr. Georg Ried
			Title:	Managing Director

TECHNOLOGIE BETEILIGUNGSFONDS BAYERN VERWALTUNGS GMBH

		By:	/s/ ROMAN HUBER
			Name:	Roman Huber
			Title:	Managing Director

		By:	/s/ DR. GEORG RIED
			Name:	Dr. Georg Ried
			Title:	Managing Director

CUSIP No. 92912L 107	13G

EXHIBIT INDEX

Exhibit	Description
1	Agreement regarding the joint filing of this statement